December 5, 2007

VIA FACSIMILE TRANSMISSION

VIA FED EX

VIA EDGAR TRANSMISSION

Michael McTierman, Esq., Special Counsel
Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Grubb & Ellis Realty Advisors, Inc. (the “Company”);
Proxy Statement on Schedule 14A, File No. 001-32753
(the “Proxy Statement”)

Dear Mr. McTiernan and Mr. Dang:
     On behalf of the above referenced Company, please be advised of the following in connection with the filing relating to the above referenced Proxy Statement:
     (i) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (ii) Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commision from taking any action with respect to the filing; and
     (iii) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Clifford A. Brandeis

Clifford A. Brandeis

CAB/ma